

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e gmaldonado@gabelli.com
e dgoldman@gabelli.com

November 14, 2017

<u>Via Overnight Delivery</u>

Corporate Secretary
Ingles Markets, Incorporated
P.O. Box 6676
Asheville, NC 28816

Corporate Secretary
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Asheville (Black Mountain), NC 28711

Re: <u>Notice of Intent to Nominate Directors at the Company's 2018 Annual Meeting of Stockholders</u>

To Whom It May Concern:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Ingles Markets, Incorporated (the "Company" or "Ingles") that it intends to nominate Justyn R. Putnam and John "Jack" R. Lowden as nominees for election (by the Company's Class A stockholders) as directors to the Board of Directors of Ingles at the Company's 2018 Annual Meeting of Stockholders.

In accordance with the Company's latest proxy statement (applicable section detailed below) we provide the following information concerning Mr. Justyn R. Putnam

"Further, any stockholder proposal for which the Company does not receive notice on or before November 15, 2017 shall be subject to the discretionary vote of the proxy holders at the 2018 Annual Meeting of Stockholders."
Source: Ingles 2017 DEF 14A

1. The nominee's name, age, principal occupation and employer.

    Justyn R. Putnam, 37. Managing Member, Talanta Investment Group, LLC (2009 – Present).

2. The nominee's business address and residential address. Telephone number.

    Business: 401 N. Tryon Street, 10th Floor, Charlotte, NC, 28202. (Provided to the Issuer).

    Residential: (Provided to the Issuer).


GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e gmaldonado@gabelli.com
e dgoldman@gabelli.com

3. A biographical profile of the nominee, including educational background and business and professional experience.

> *Justyn R. Putnam (37) is the Managing Member of the Talanta Investment Group, LLC, an asset management firm focusing investment on smaller publicly traded companies and utilizing intense fundamental research and a long-term investment horizon. Mr. Putnam has held this position since 2009. Prior to joining Talanta Investment Group, Mr. Putnam was employed by GAMCO Investors, Inc. (NYSE: GBL) as a research analyst specializing in public company valuation from 2006 to 2009. From 2002 to 2005, Mr. Putnam was founder and CEO of Putnam Construction Corporation, a North Carolina real estate development company. Mr. Putnam has been a director of Stanley Furniture Company, Inc. (NASDAQ: STLY) since January 2016. Mr. Putnam has a B.S. degree in Industrial Engineering from North Carolina State University and a MBA in Business Administration from Columbia University.*

> *GAMCO believes that Mr. Putnam's qualifications to serve on the Board of Directors include his vast investing experience and his knowledge of the food retail sector. GAMCO believes Mr. Putnam brings executive, investment and board experience and GAMCO strongly supports the nomination of Mr. Putnam for election to the Board of Directors of the Company at its 2018 Annual Meeting of Stockholders.*

> *A copy of Mr. Putnam's biographical sketch is enclosed (Exhibit A).*

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

> *We are advised that no business relationship exists between Mr. Putnam and the Company, directly or indirectly, and that Mr. Putnam would qualify as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Putnam does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e gmaldonado@gabelli.com
e dgoldman@gabelli.com

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

    Mr. Putnam's written consent letter is enclosed (Exhibit B).

In accordance with the Company's latest proxy statement we provide the following information concerning Mr. John "Jack" R. Lowden

1. The nominee's name, age, principal occupation and employer.

    John R. Lowden, 60. President & Chief Investment Officer, NewCastle Partners LLC (2001 – Present).

2. The nominee's business address and residential address. Telephone number.

    Business: 140 Greenwich Avenue, Greenwich, CT, 06830. (Provided to the Issuer).

    Residential: (Provided to the Issuer).

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Mr. John R. Lowden, also known as Jack, is President and Chief Investment Officer of NewCastle Partners LLC, a Greenwich, CT private investment firm founded in 2001. Prior to such period, Mr. Lowden served as a Partner of The Jordan Company, L.P. since 1985 and was responsible for sourcing, structuring, negotiating and closing private equity investments and monitoring portfolio companies. He also was engaged in mergers and acquisitions, public offerings, private placements and venture capital as an investment banker at Ferris and Company, Washington, DC. Mr. Lowden's corporate directorships include and have included numerous public and private corporations. He currently serves as a Chairman at Metpar Corporation and JN Industries Inc. He has been a Director at Ferrellgas, Inc., the General Partner of Ferrellgas Partners LP and Ferrellgas Partners Finance Corp. since January 27, 2003 where he currently serves on the audit committee and head of the compensation committee. During his 30 years in private equity, he has been a principal investor and participated in the acquisitions of over 40 manufacturing, retail and distribution businesses with aggregate annual sales in excess of $2 billion. He received a B.S. in Business in 1979 and an M.B.A. in 1982 from Wake Forest University in Winston-Salem, North Carolina.

    GAMCO believes that Mr. Lowden's qualifications to serve on the Board of Directors include his vast investing experience and extensive executive experience. GAMCO believes Mr. Lowden brings executive, investment and board experience and GAMCO



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e gmaldonado@gabelli.com
e dgoldman@gabelli.com

strongly supports the nomination of Mr. Lowden for election to the Board of Directors of the Company at its 2018 Annual Meeting of Stockholders.

A copy of Mr. Lowden's biographical sketch is enclosed (Exhibit C).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

    We are advised that no business relationship exists between Mr. Lowden and the Company, directly or indirectly, and that Mr. Lowden would qualify as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

    At present, Mr. Lowden does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

    Mr. Lowden's written consent letter is enclosed (Exhibit D).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

    GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

    GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.



GAMCO

ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e gmaldonado@gabelli.com
e dgoldman@gabelli.com

GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of November 14, 2017, GAMCO was the beneficial owner of 1,264,196 shares of the Company's Class A common stock, representing 8.98% of the outstanding shares of the Class A common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated October 27, 2017, is enclosed (Exhibit E).

   As of November 14, 2017, GAMCO was the record owner of 100 shares of the Company's Class A common stock, representing 0.00% of the outstanding shares of the Class A common stock.

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules.

   There are no arrangements or understanding between GAMCO and Mr. Putnam and Mr. Lowden or others pursuant to which Mr. Putnam and Mr. Lowden are being nominated by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 0.17% of the common stock of Stanley Furniture Company, Inc., for which Mr. Putnam serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Ingles requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e gmaldonado@gabelli.com
e dgoldman@gabelli.com

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Putnam and Mr. Lowden to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
    General Counsel

Enclosures

Cc: Ron Freeman – Chief Financial Officer – Ingles
    George Maldonado – Director of Proxy Voting Services – GAMCO

Mr. Putnam's Biographical Sketch (Document Provided to the Issuer)

Exhibit B

October 27, 2017

Corporate Secretary
Ingles Markets, Incorporated
P.O. Box 6676
Asheville, NC 28816

Re: Director Nomination

To Whom It May Concern:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Ingles Markets, Incorporated ("Ingles"). I hereby consent to being named as a nominee in Ingles's proxy statement for its 2018 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Justyn R. Putnam

Exhibit C

Mr. Lowden's Biographical Sketch (Document Provided to the Issuer)

Exhibit D

November 14, 2017

Corporate Secretary
Ingles Markets, Incorporated
P.O. Box 6676
Asheville, NC 28816

Re: Director Nomination

To Whom It May Concern:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Ingles Markets, Incorporated ("Ingles"). I hereby consent to being named as a nominee in Ingles's proxy statement for its 2018 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



John R. Lowden

Amendment Number 26 to Schedule 13D, Filed on October 27, 2017 (Complete Filing Available on EDGAR)